November 15, 2007

VIA EDGAR AND FEDERAL EXPRESS

John P. Nolan
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E. Mail Stop 4561
Washington, D.C.  20549

RE:	TrustCo Bank Corp NY
Form 10-K for the Fiscal Year ended December 31, 2006
Form 10-Q for the Fiscal Quarter ended March 31, 2007
Form 10-Q for the Fiscal Quarter ended June 30, 2007
File No. 000-10592

Dear Mr. Nolan:

By letter dated November 2, 2007, the Commission provided comments on the above-captioned filings.  Set forth below in bold print are such comments followed by responses from TrustCo Bank Corp NY (the “Company”) thereto in regular print.

Question 1

We note your disclosure surrounding your adoption of SAB No. 108 and the corresponding adjustment to opening retained earnings for fiscal year 2006 as it relates to the cumulative effect reduction of the allowance for loan losses.  Please tell us the following:

(a)
How you determined the misstatement of the provision/allowance for loan losses was not considered material to the Company’s financial statements for any of the prior periods (i.e., fiscal years or quarters) under the previously applied rollover approach.  As support for this conclusion, consider providing a SAB 99 analysis with your response;

The error in the allowance for loan losses resulted from non-GAAP elements of the Company’s allowance for loan loss methodology relative to the “life of the loan” approach in estimating the allowance for loans losses, partially offset by the exclusion of specific qualitative factors affecting credit in the allowance adequacy analysis.  It was determined that the misstatement of the allowance for loan losses was the result of excess provision for loans losses over a number of years in the 1990s when the provision for loan losses significantly exceeded net loan charge-offs.  The excess allowance for loan losses has been embedded in the Company’s consolidated statements of financial condition since that time.  The excess provision for loan losses and allowance for loan losses, are not considered to be material in those years.  The excess in the allowance for loan losses was estimated to be in the range of $7.6 million, and monitored to ensure limited volatility in the excess and to ensure that the provision for loan losses in particular quarters is consistent with the credit events effecting the respective quarter.

Page Two

TrustCo performed a recalculation of the adequacy of the allowance and provisions for loan losses back through 2001 and including quarter-to-date and year-to-date periods for the recent years up to December 31, 2006.  These recalculations utilized the Company’s revised methodology which excludes the life of the loan methodology, as well as the inclusion of qualitative considerations, consistently retroactively applied.  Our analysis included a comparison of the allowance and provisions for loan losses using the new allowance methodology compared to the previously recorded allowance and provisions for loan losses for each respective period back through 2001 and including quarter to date and year to date periods for recent years up to and including December 31, 2006. See the summary of this analysis at Attachment II, which was performed as part of the attached SAB No. 99 analysis.

The recalculations indicated that the changes in the overstatement in the allowance for loan losses and the impact on the provision for loan losses in these periods was not material to the applicable consolidated financial statements, considering all relevant quantitative and qualitative factors.  Accordingly, based upon the consideration of SAB No. 99 qualitative factors (see Attachment I), as well as the rollover approach utilized by the Company to quantify the misstatement (see Attachment II), we concluded that the impact of this misstatement was not material to the Company’s consolidated financial statements.

(b)	How you distinguished and quantified the SAB 108 adjustment from the credits to the provision recorded in fiscal year 2006 and 2005; and

The credits to the provision for loan losses recorded in 2005 and 2006 were primarily the result of the significant net recoveries in those years and the lessening impact of prior year net charge off percentages, partially offset by growth in the loan portfolio.  Net loan charge offs went from approximately $6.1 million in 2002 and $5.0 million  in 2003 to net recoveries of $195 thousand, $2.3 million and $1.4 million in 2004, 2005 and 2006, respectively.  This significant improvement in net loan loss trends (and actual net loan recoveries in 2004, 2005 and 2006) in these periods necessitated a decline in the required allowance for loan losses and a credit to the provision for loan losses in these periods.  These credits to the provision were determined based upon credit trends in those respective periods and would have been recorded in those respective periods even if the historical overstatement of the allowance did not exist.  As displayed in Attachment II, the overstatement of the allowance for loan losses varied only insignificantly during the periods these credits to the provision for loan losses were recorded.

The recalculation of the allowance for loan losses during this time period using the allowance methodology which excludes the life of the loan methodology error, as well as the inclusion of consistently applied qualitative considerations, indicated no significant change in the allowance overstatement and therefore no significant impact on the Company’s operating results. We believe that this further supports that the credit to the provision for loan losses during these years was not the result of a reduction in the allowance for loan losses overstatement, but rather these credits to the provision for loan losses were necessary based upon credit trends in those periods for the Company’s loan portfolio.

(c)	How you determined that the SAB 108 adjustment did not require correction of prior-year financial statements. Refer to Interpretive Response to Question 2 of SAB No. 108.

Page Three

The Company had estimated, before the issuance of SAB No. 108, that its allowance for loan losses was overstated by an amount in the range of $7.6 million, due to the error in its allowance for loan loss methodology, as discussed above.  The Company evaluated this misstatement under the rollover method (considering all relevant other quantitative and qualitative factors), and concluded that there was no material misstatement of any of its prior consolidated financial statements.  However, under the dual approach required by SAB No. 108, this difference was also required to be evaluated under the iron curtain approach.  Under the iron curtain approach, the correction of the allowance for loan losses overstatement, which arose over a number of years in the 1990s and still remained on the consolidated statement of condition in 2006, was evaluated relative to the Company’s 2006 consolidated income statement.  In the iron curtain analysis, the $7.6 million overstatement of the allowance at January 1, 2006 was considered to be material.  Therefore, in accordance with the transition provisions of SAB No. 108, the Company recorded this item as an adjustment to its opening undivided profits for fiscal 2006, net of tax.

Question 2

As a related matter, we note that the above-mentioned misstatement occurred primarily as a result of the Company’s extrapolation of historical loan loss experience over the future expected lives of the respective loan portfolios (also known as “life of loan” approach), and the fact that the Company did not consider qualitative factors which impact credit quality.  To help us better understand your allowance methodology, please tell us:

(a)	for how long the Company used this “life of loan” approach;

TrustCo utilized a life of the loan approach in its allowance for loan loss methodology since the early 1990’s.

(b)	the authoritative literature relied upon to determine that the “life of loan” approach is in accordance with US GAAP;

In determining the adequacy of the allowance for loan losses, management has taken into consideration various loss factors affecting its loan portfolio.  Guidance with respect to the methodology for determining the adequacy of the allowance for loan losses has been evolving for many years from various regulatory agencies.  At the time that the allowance methodology was developed, the Company concluded that the life of the loan approach was reasonably indicative of the risk of loss inherent in the Company’s loan portfolio.  In place of the qualitative factors affecting credit, the Company initially believed the life of the loan approach appropriately captured these other qualitative risks.  The Company understands that the allowance misstatement resulted from these errors in its allowance for loan loss methodology, and as described above in Question No. 1, the Company has monitored the allowance for loan loss misstatement.

(c)	whether the Company changed its methodology from this “life of loan” approach; and

The Company has removed the life of the loan approach from its allowance for loan loss methodology and has included consideration of qualitative factors affecting its loan portfolio.

(d)	if true, tell us when the Company changed its methodology, describe the changes (e.g., assumptions, factors considered, discount rates, etc.) and the rationale for such changes.

Page Four

The changes made to the Company’s allowance for loan loss methodology in December 2006 were primarily to remove the life of the loan approach from the methodology and to include consideration of the qualitative factors that effect credit risk in the Company’s loan portfolio.  These changes were made as part of the Company’s implementation of SAB No. 108 and are consistent with the Interagency Banking Guidance released in December 2006 “Interagency Policy Statement on the Allowance for Loan and Lease Losses”.  In effect, the Company was applying a non-GAAP convention which resulted in errors that were deemed to be immaterial pursuant to the rollover method but considered to be material under the iron curtain method.  As a result, the non-GAAP convention that resulted in the error was corrected upon the adoption of SAB No. 108.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses to your comments.  If you have any questions, or we can be of further assistance to you in the review process, please call me at (518) 381-3696.

Sincerely,

/s/ Robert T. Cushing
Robert T. Cushing
Executive Vice President & Chief Financial Officer

TrustCo Bank Corp NY
SEC Comment Letter Response
Attachment I – SAB No. 99 Qualitative Analysis

As part of the Company’s SAB No. 99 analysis, the following qualitative factors were considered.  See Attachment II for a summary of the quantitative analysis of the impact resulting from the Company’s error in its allowance for loan loss methodology.

Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.

The adequacy of the allowance for loan losses is a judgment made by management and reviewed by the Board of Directors, banking regulators and external auditors taking into consideration numerous factors affecting the inherent risk of loss in the loan portfolio.  The regulators have attempted at various times to standardize the process but have not been able to agree on all of the required factors and degree of importance.  The allowance is not capable of precise measurement and has elements that are certainly more subjective in nature.  The allowance is perhaps the most subjective measurement community banks are required to make.  The specific error by the Company to include the life of the loan approach, partially offset by the exclusion of qualitative factors, was an attempt to demonstrate that the existing loss percentages will, in all likelihood, continue throughout the life of the respective loan portfolios and needed to be quantified on the consolidated statement of condition.

Whether the misstatement masks a change in earnings or other trends

The error was consistently applied throughout the time period covered by the financial statements and resulted in approximately the same amount of error over these periods.  Therefore if the error was corrected in prior years there would not have been any material impact on reported net income and the impact on the allowance for loan losses would not have changed the conclusion as to its adequacy.

There have been no meaningful changes in the trending of key asset quality ratios, key income performance indicators or regulatory capital trends as a result of this error.

Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise

There are no published analysts’ earnings expectations or guidance that the Company gives so as to establish or influence earnings expectations.

Whether the misstatement changes a loss into income or vice versa

The error has no significant impact on reported net income during any periods and no net losses were turned into net income or vice versa as a result of this matter.

Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.

The Company has no segments or other portions of the business that has been identified as playing a significant role in the Company’s operations or profitability.

Whether the misstatement affects the registrant’s compliance with regulatory requirements.

The error did not negatively affect the Company’s compliance with regulatory capital requirements or the results of the Company’s various regulatory examinations, including safety and soundness examinations.

Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.

The Company has no borrowings containing any loan covenants or other contractual requirements impacted by this situation.

Whether the misstatement has the effect of increasing management’s compensation-for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.

The error with respect to the allowance for loan losses was the result of additional expenses being recorded in prior periods which had the impact of reducing net income in those periods.  Bonus payments made in those prior years based upon reported net income were therefore negatively impacted by the error.

Whether the misstatement involves concealment of an unlawful transaction.

The error was not the result of an unlawful act; rather it was a function of the application of a very subjective judgment related to the determination of the inherent risk of loss in the Company’s loan portfolio.

Conclusion

Based upon our overall analysis, the conclusion of the Company is that the error has no material effect on the Company’s consolidated financial statements in any period, either quantitatively or qualitatively.

There were no other uncorrected errors either individually or in the aggregate (including the overstatement of the allowance for loan losses) which were significant to the Company’s consolidated financial statements for any period, considering all relevant quantitative and qualitative factors.

TrustCo Bank Corp NY
SEC Comment Letter Response
Attachment II - SAB No. 99 Quantitative Analysis

	12/31/2006	9/30/2006	6/30/2006	3/31/2006	12/31/2005	9/30/2005	6/30/2005	3/31/2005	12/31/2004	12/31/2003	12/31/2002	12/31/2001

Total estimated allowance	$35,616	$35,252	$35,095	$36,203	$37,814	$39,399	$40,622	$41,106	$41,549	$41,093	$45,035	$49,947

Allowance per general ledger	$35,616	$42,706	$42,370	$44,029	$45,377	$46,665	$48,021	$48,534	$49,384	$48,739	$52,558	$57,203

Estimated error in the allowance	$-	$7,454	$7,275	$7,826	$7,563	$7,266	$7,399	$7,428	$7,835	$7,646	$7,523	$7,256

QTD change in the allowance error/provision error	$(109)	$(179)	$551	$(263)	$(297)	$133	$29	$407

YTD change in the allowance error/provision error	$-	$109	$288	$(263)	$272	$569	$436	$407	$(189)	$(123)	$(267)	$285

Net income per historical financial statements - YTD	$45,325	$35,969	$24,790	$12,366	$58,989	$45,611	$29,892	$14,907	$56,540	$53,031	$49,244	$45,510

Net income per historical financial statements - QTD	$9,356	$11,179	$12,424	$12,366	$13,378	$15,719	$14,985	$14,907

Percentage difference of provision error after tax effect (using rate of 40%) to YTD net income	0.00%	0.18%	0.70%	-1.28%	0.28%	0.75%	0.88%	1.64%	-0.20%	-0.14%	-0.33%	0.38%

Percentage difference of provision error after tax effect (using rate of 40%) to QTD net income	-0.70%	-0.96%	2.66%	-1.28%	-1.33%	0.51%	0.12%	1.64%